Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Merger Agreement

Clariant and Huntsman agree to combine forces

PRATTELN/THE WOODLANDS (ask) _Clariant and Huntsman Corporation jointly announced their definitive agreement to combine forces on May 22. The closing of the envisaged deal is expected by the end of this year, depending on the timing of the respective approvals and satisfaction of other closing conditions. The new company shall be named HuntsmanClariant and the global headquarters are intended to be in Pratteln, Switzerland, while operational headquarters are intended to be in The Woodlands, Texas. Chairman of the Board shall be Hariolf Kottmann, CEO of the new company shall be Peter R. Huntsman, currently President and CEO of Huntsman Corporation. By uniting two strong R&D capacities and global presences, the combined business would enhance its global reach, innovation power, customer value creation and risk diversification. The new company will have an enterprise value of approximately 20 billion USD and be a leading specialty chemicals company with leading market positions in most segments. It will have a more diversified portfolio and market exposure to accelerate growth. Top managements, the boards and key shareholders of both parties are fully in favor of the merger.

HuntsmanClariant

Additional background information on the merger of equals

SULZBACH (ask) _Hariolf Kottmann: “This is the perfect deal at the right time. Our combined forces with more than 28,000 highly skilled and motivated employees and a broader geographic footprint with over 200 sites will make us ready for new and very attractive growth opportunities. We intend to combine Huntsman’s strength in the US with Clariant’s force in Europe and strengthen our operations in Asia. Peter Huntsman and I share the same strategic vision about succeeding with sustainable innovation addressing unmet market needs. And our companies show a close cultural fit. From Clariant’s viewpoint this merger of equals is the consequent next step in becoming a leader in specialty chemicals.”

Finding the right partner

“Since 2008, we have worked hard to transform our company into the “New Clariant”, a corporation that stands for Excellence, Innovation and Sustainability. This transformation was unavoidable and it has long since started to bear fruit. Your contribution over the past years now pays off. I am convinced that with our current set-up we can do a lot more. Our organization — including our innovation management, our sustainability approach, Clariant Excellence, and Global Business Services — delivers high performance. However, the cost base is high for a company of our size. That’s why a bold step is logical, but only with the right fit. We have found it with Huntsman. The combination could create a top company with higher strategic flexibility, more resilience against competition and strong cash flow for further strategic moves.

For the time being, nothing changes and both companies continue to be competitors. Only after closing of the merger will the two companies combine their strengths. A merger team will be nominated to work out a roadmap for the time after closing. Employees will be informed about all key milestones.”

Huntsman Corporation, with its headquarters in The Woodlands, Texas is a manufacturer and marketer of chemical products for both end consumers and industrial customers. The company manufactures polyurethanes, performance products, and pigments for a wide-range of major national and international customers.

“This is the perfect deal at the right time. Our combined forces with over 200 sites will make us ready for new and very attractive growth opportunities.”

FAQ about HuntsmanClariant plans

How are the announced savings of USD 400 million expected to be realized?

USD 400 million full synergy run-rate are expected to be achieved within two years of closing. Thereof, procurement synergies of USD 150 million by increased effectiveness of combined spend. In addition, we aim for operational synergies of USD 250 million by reducing costs through combining corporate functions and business services, as well as consolidation of asset footprint through shared infrastructure.

Do you plan to separate any business units post-merger?

Apart from the initial public offering of Venator (Huntsman’s Pigments and Additives business) which will be completed by Huntsman prior to the closing of the merger, there are currently no plans for the new HuntsmanClariant to separate other business units.

Can we make any statements towards customers about future products of the combined company?

For the time being nothing changes and both companies continue to be competitors. The closing of the transaction is expected to take place by year end. Until then we will continue our collaboration with customers as it is — both Clariant and Huntsman continue to be competitors until then. An official letter was sent to customers about the merger.

What are the benefits for the employees?

Employees will benefit greatly from an enlarged company and the envisaged new growth opportunities. But the vast majority of the employees of both companies will find a workplace in a bigger and more profitable company. Today, we are not able to provide any clarity around redundancies. We are very sensitive to this issue and we recognize how change can be unsettling. We have two incredible teams of talented people coming together. We will communicate more concerning possible impacts when we are able.

Interested employees receive further information in the current CEO perspectives on intranet. For additional questions there is the possibility to write an email to: insitefeedback@clariant.com

Editorial

Dear Colleagues,

The news that we are planning to form a new company with Huntsman came as a surprise to us all. I found it all the more impressive how naturally our processes have worked in response to the announcement. Everyone immediately knew what to do, and thus the information was passed on to all employees in a structured and timely manner in more than 35 town hall meetings in Europe.

I am aware that the news of the planned merger triggered uncertainties and fears in many units. The way in which the employees have responded, the questions that were asked and the way in which you have returned to your daily tasks show how constructively you deal with changes. It also demonstrates the self-assurance that we can draw from our successes in recent years. This is precisely the attitude one needs in order to handle this kind of situation in the best possible way. The level-headed reactions and opinions of the employee representatives have undoubtedly contributed to this, and for that I would like to extend my sincere thanks. There are still many unanswered questions that will remain unanswered for some time. Please continue to trust that we will inform you as promptly and as extensively as possible.

The things that we will continue to pursue without any change include all the measures derived from the results of the last employee survey. As part of a European steering committee that has already met twice, we are coordinating measures across functions, countries and business units and sharing experiences. I myself was able to report on favorable meetings during my visits to different sites. In this manner, I strive to encourage communication at the town hall events and also meet with colleagues for discussion in smaller groups. As I do so, I invariably meet with a high level of motivation and the will to achieve success as a company.

Yours sincerely, Oliver Kinkel

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.